  Exhibit 99.1

Trilogy International Partners Inc. Announces Results of
Annual General Meeting of Shareholders

BELLEVUE, Washington (June 24, 2022) – Trilogy International Partners Inc. (TSX:TRL) (the “Corporation” or “TIP Inc.”) an international wireless and fixed broadband telecommunications operator, is pleased to announce the results from its Annual General Meeting of Shareholders (the “Meeting”) held on June 24, 2022.

By resolution passed by ballot vote, all of the seven nominees proposed by management for election to the Board of Directors at the Meeting and listed in the Corporation’s Management Information Circular dated May 13, 2022, were elected. The Directors will remain in office until the next annual general meeting of shareholders, or until their successors are elected or appointed.

The results of the vote on the election of the Board of Directors are as follows:

Board of Directors	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
John W. Stanton	40,950,847	99.549	185,700	0.451
Bradley J. Horwitz	40,950,847	99.549	185,700	0.451
Theresa E. Gillespie	40,950,847	99.549	185,700	0.451
Mark Kroloff	41,136,547	100	0	0
Alan D. Horn	41,136,547	100	0	0
Nadir Mohamed	40,961,547	99.575	175,000	0.425
Reza Satchu	40,950,847	99.549	185,700	0.451

The final item of business at the Meeting was to appoint Grant Thornton LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditor.

By resolution passed by ballot vote, Grant Thornton LLP, Chartered Accountants, were appointed as the auditor of the Company for the ensuing year. Votes by shareholders and proxyholders received with respect to the reappointment of Grant Thornton LLP, Chartered Accountants, were voted as follows:

Votes For		Votes Withheld
Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
42,792,445	99.883	50,000	0.117

The percentages shown in the results above represent the number of votes validly cast with respect to the Corporation’s common shares as a percentage of the number of such common shares that were entitled to vote as of May 10, 2022, the record date for the Meeting.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004.

For more information, visit www.trilogy-international.com.

Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development